SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Liberty Global, Inc.
(Name of Issuer)

Series A Common Stock, $0.01 par value per share
(Title of Class of Securities)

530555101
(CUSIP Number)

November 16, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Page 1 of 12 Pages)

CUSIP No. 530555101	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS The Children's Investment Fund Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,238,863
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,238,863
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,238,863
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%
12	TYPE OF REPORTING PERSON** PN

CUSIP No. 530555101	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS The Children's Investment Fund Management (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,624,646
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,624,646
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,624,646
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 530555101	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS The Children's Investment Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,624,646
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,624,646
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,624,646
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 530555101	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Talos Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,614,217
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,614,217
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,217
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.36%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 530555101	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Christopher Hohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,238,863
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,238,863
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,238,863
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 530555101	13G	Page 7 of 12 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Liberty Global, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at
12300 Liberty Boulevard Englewood, CO 80112.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
The Children's Investment Fund Management (UK) LLP, a United Kingdom limited liability partnership ("TCIF UK"), with respect to the shares of Series A common stock of the Company, par value $0.01 per share (the "Shares") held by the TCI Fund and Talos (each as defined below);

(ii)	The Children's Investment Fund Management (Cayman) Ltd., a Cayman Islands exempted company ("TCIF"), with respect to the Shares held by the TCI Fund;

(iii)	The Children's Investment Master Fund, a Cayman Islands exempted company (the "TCI Fund"), with respect to the Shares directly held by it;

(iv)	Talos Capital Limited, a private limited company incorporated under the laws of Ireland ("Talos"), with respect to the Shares directly held by it; and

(v)	Christopher Hohn ("Mr. Hohn", and collectively with TCIF UK, TCIF, the TCI Fund and Talos, the "Reporting Persons"), with respect to the Shares directly held by the TCI Fund and Talos.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is:

(i)	TCIF UK: 7 Clifford Street, London, W1S 2WE, United Kingdom;

(ii)	TCIF: PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies;

(iii)	The TCI Fund: PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies;

(iv)	Talos: Arthur Cox Building, Earlsfort Terrace, Dublin 2, Ireland; and

(v)	Mr. Hohn: 7 Clifford Street, London, W1S 2WE, United Kingdom.

Item 2(c).	CITIZENSHIP:

TCIF UK is a limited liability partnership organized under the laws of the United Kingdom.  TCIF and the TCI Fund are exempted companies organized under the laws of the Cayman Islands.  Talos is a private limited company incorporated under the laws of Ireland.  Mr. Hohn is a citizen of the United Kingdom.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Series A common stock, $0.01 par value per share

CUSIP No. 530555101	13G	Page 8 of 12 Pages

Item 2(e).	CUSIP NUMBER:

530555101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  ☒

Item 4.	OWNERSHIP.

The TCI Fund falls under the management of both TCIF and TCIF UK.  Talos falls under the management of TCIF UK.  Christopher Hohn is the Managing Partner of TCIF UK and the 100% owner of TCIF.  By reason of the provisions of Rule 13d-3 of the Act, Mr. Hohn may be deemed to beneficially own the shares held by the TCI Fund and Talos.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

CUSIP No. 530555101	13G	Page 9 of 12 Pages

A.	TCIF UK and Mr. Hohn.

	(a)	Amount beneficially owned: 6,238,863
(b)
Percent of class:  5.26%  The percentages used herein and in the rest of this Schedule are calculated based upon the 118,682,013 shares of Series A common stock issued and outstanding as of October 29, 2010 as reflected by the quarterly report on Form 10-Q for the quarter ended September 30, 2010 filed by the Company on November 3, 2010.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 6,238,863
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 6,238,863

B.	TCIF and the TCI Fund.

	(a)	Amount beneficially owned: 4,624,646
	(b)	Percent of class: 3.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 4,624,646
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 4,624,646

C.	Talos.

	(a)	Amount beneficially owned: 1,614,217
	(b)	Percent of class: 1.36%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 1,614,217
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 1,614,217

CUSIP No. 530555101	13G	Page 10 of 12 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 530555101	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  November 24, 2010

THE CHILDREN'S INVESTMENT FUND MANAGEMENT (UK) LLP

/s/ Christopher Hohn
Christopher Hohn
Managing Partner

THE CHILDREN'S INVESTMENT FUND MANAGEMENT (CAYMAN) LTD.

/s/ David DeRosa
David DeRosa
Director

THE CHILDREN'S INVESTMENT MASTER FUND

/s/ David DeRosa
David DeRosa
Director

TALOS CAPITAL LIMITED

/s/ John Donohoe
John Donohoe
Director

/s/ Christopher Hohn
Christopher Hohn

CUSIP No. 530555101	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of November 24, 2010

THE CHILDREN'S INVESTMENT FUND MANAGEMENT (UK) LLP

/s/ Christopher Hohn
Christopher Hohn
Managing Partner

THE CHILDREN'S INVESTMENT FUND MANAGEMENT (CAYMAN) LTD.

/s/ David DeRosa
David DeRosa
Director

THE CHILDREN'S INVESTMENT MASTER FUND

/s/ David DeRosa
David DeRosa
Director

TALOS CAPITAL LIMITED

/s/ John Donohoe
John Donohoe
Director

/s/ Christopher Hohn
Christopher Hohn